October 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     Daniel Morris, Special Counsel

Re:	American Scientific Resources, Incorporated
Amendment No.4to Form S-1
Filed on September 16, 2010
File No. 333-164517

Ladies and Gentlemen:

On behalf of American Scientific Resources, Incorporated (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of September 30, 2010.

We have had limited operations…, page 6

1.
Refer to the fourth sentence of this section. Please provide additional detail regarding the loan commitments you have received. Make corresponding revisions to the Business and Management's Discussion & Analysis sections, as appropriate.

Response:

The registration statement has been revised to provide additional detail regarding the loan commitments received by the Company in accordance with the Staff’s comment.

We are in default on some of our convertible…, page 7

2.	Please file all agreements described in this risk factor or tell us why they should not be filed.

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Response:

The agreements relating to this risk factor are:

•
The agreements relating to the 2007 Notes Financing (as defined in the registration statement). Please see exhibits 4.8, 10.20, and 10.73 through 10.79. Please also see response to comment 6 from the Staff’s February 22, 2010 comment letter and response to comment 44 from the Staff’s June 2, 2010 comment letter.

•
Agreements with Gols Associates, the noteholder referred to which agreed to accept 88,606,649 shares. The agreements with Gols Associates are filed as exhibits 10.27, 10.28, 10.29 and newly filed exhibit 10.109.

Selling Security Holders, page 13

3.
We note your conclusory statement in response to comment 5 that selling stockholders who have held their shares for over three months have born the risk of ownership for a substantial period of time. Please provide the legal support for this conclusion. In addition, please tell us why you have not analyzed the facts and circumstances of the selling stockholders as this analysis would seem relevant to a determination of investment intent.

Response:

Please note that the registration statement has been substantially revised with respect to the selling stockholders. As amended, the registration statement includes only the following shares:

•
Shares issued or underlying warrants issued in connection with the Company’s 2007 Notes Financing (as defined in the registration statement). These are shares issued (or underlying warrants issued) for cash consideration during the period from January 2007 to December 2007.

•
Shares issued in 2009 (the most recent such issuance having been made in June 2009) as interest on a note issued for cash. The note was sold for cash (please see exhibit 10.27) in October 2007 and the shares issued as interest were issued in February 2009, April 2009, and June 2009.

Accordingly, as so amended, all of the selling stockholders acquired securities of the Company at least 16 months ago, and for cash consideration.

4.
In your prior amendments, we note multiple revisions regarding the consideration received by the company in exchange for the shares issued. In the most recent amendment, you have further revised to disclose that the selling security holders' securities were issued in exchange for services that were completed on the same day as issuance. We note, however, that certain agreements, such as the advertising services agreement with Media4Equity dated April 16, 2008, did not appear to terminate and would not appear to have been completed until after the date that shares were issued. We note that other agreements, such as the Project Agreement with Future Now dated October 5, 2007 and the financial consulting agreement with Kauderer Group dated February 12, 2008, were entered into on the same day that you indicate services were completed and shares issued. For each selling security holder, please reconcile the term of the agreement and the date that the agreement was entered into with the date that services were completed and shares issued. If certain agreements were fully performed on the same day that they were entered into, please advise us of that fact.

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Response:

As noted above, the registration statement has been substantially revised with respect to the selling shareholders. As so amended, there are no shares issued for services included in the registration statement.

5.
In addition, please address whether there are any remedies available for failure to perform services where shares were issued prior to completion of the services under the agreement. Refer to our prior comment 6.

Response:

As noted above, the registration statement has been substantially revised with respect to the selling shareholders. As so amended, there are no shares issued for services included in the registration statement.

6.             Please tell us which exhibit relates to the shares offered by each selling shareholder in your table.

Response:

As noted above, the registration statement has been substantially revised with respect to the selling shareholders. As so amended, the only remaining selling shareholders are as follows:

•
Selling shareholders which acquired their securities in connection with the 2007 Notes Financing. This includes all of the selling shareholders other than Gols Associates, Inc. The exhibits relating to these selling shareholders consist of exhibits 4.8, 10.20, and 10.73 through 10.79. Please also see response to comment 6 from the Staff’s February 22, 2010 comment letter and response to comment 44 from the Staff’s June 2, 2010 comment letter.

•
Gols Associates, Inc. The exhibits relating to Gols Associates, Inc. are 10.27, 10.28, 10.29 and newly filed exhibit 10.109. The shares included in the registration statement were issued as interest on the note filed as exhibit 10.27.

7.
Given the addition of Granite Financial as a selling shareholder, please provide us your analysis supporting the conclusion that this is a secondary offering by Granite, by applying all relevant factors in Securities Act Rules Compliance and Disclosure Interpretations 612.09. We note the possible broker-dealer status, the holding period, the services provided, and the number of shares offered.

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Response:

Granite Financial has been removed from the registration statement as a selling shareholder.

8.	Please tell us why you do not identify throughout your prospectus that Granite Financial is a broker-dealer.

Response:

As noted above, Granite Financial has been removed from the registration statement as a selling shareholder. Granite Financial had mistakenly not been identified as a broker-dealer in the prior amendment.

9.
Please refer to the selling shareholders table on page 15. With a view toward disclosure, please tell us why Granite Financial group is selling more shares than it beneficially owns and why it will own more shares after the offering than it did prior to the offering.

Response:

As noted above, Granite Financial has been removed from the registration statement as a selling shareholder. With respect to the prior amendment, Granite Financial’s beneficial ownership was limited to 4.99% of the issued and outstanding shares, due to contractual provisions in Granite’s debentures and warrants (please refer to footnote 33 to the selling shareholder table in the prior amendment), but such contractual provisions did not limit the number of shares which could be included under the registration statement. The reason Granite was deemed to own more shares after the offering than before the offering was because there were deemed to be more shares issued and outstanding after the offering than before the offering (please see the table on page 6 of amendment No. 4), so Granite’s 4.99% beneficial ownership limitation allowed for more shares to be deemed beneficially owned after the offering than before the offering.

10.
Please tell us how you calculated the percentage owned by Granite Financial after the offering. Based on the number of shares outstanding as of August 30, 2010 that you disclose on page 46, it appears that Granite's ownership would exceed 4.99%.

Response:

As noted above, Granite Financial has been removed from the registration statement. In the prior amendment, Granite’s percentage owned after the offering was calculated as follows:

105,315,028 = 0.0499 * (2,005,206,587 + 105,315,028)

2,005,206,587 was deemed the number of shares outstanding after the offering (please see the table on page 6 of amendment No. 4) (please note that this number was mistaken because it did not include shares underlying convertible debentures included in the amendment No. 4).

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105,315,028 was added to the number of shares outstanding in the calculation above because Granite does not own any shares outright but only convertible debentures and warrants. Accordingly, the number of shares underlying debentures and warrants it is deemed to beneficially own need to be added to the number of shares outstanding to calculate its beneficial ownership. Please see Instruction 1 to Item 403 of Regulation S-K.

11.
It appears that your disclosure in this section of your document may be inconsistent with your disclosure elsewhere. For example, exhibit 10.49 indicates that 5,000,000 shares were issued for the preparation of a registration statement on Form S-1. Please tell us whether the registration statement referred to in the exhibit is still being prepared and if not how you concluded that the preparation was completed on December 1, 2009.

Response:

As noted above, all shares issued for services have been removed from the registration statement.

Description of Business, page 19

Kidz-Med, Inc., page 20

12.	Please reconcile the disclosure in your third sentence in this section that you manufacture the Kidz-Med Non-Contact 5-in-1 with the deletion in the Prospectus Summary of that statement

Response:

The statement that the Company manufactures the Kidz-Med Non-Contact 5-in-1 has been deleted.

Legal Proceedings, page 26

13.	Please revise your disclosure to include the information contained in your response to prior comment 12.

Response:

The disclosure under legal proceedings has been revised to include the information contained in response to prior comment 12.

Management’s Discussion & Analysis.., page 27

Overview, pages 28

14.
You disclose probable revenues over the next three years in the last paragraph on page 29 and the paragraph immediately following. Please note that it is inappropriate to provide projections without appropriate balancing metrics. Refer to Item 10(b)(2) of Regulation S-K and revise accordingly.

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Response:

The projections have been removed from the registration statement.

Purchase of Disintegrator Patent, page 29
15.	With a view to disclosure, please tell us how you will determine for purposes of Mr. Roth's compensation whether Mr. Roth's contact with a product owner is made from his personal contacts.

Response:

The registration statement has been revised to disclose that the Company will determine whether Mr. Roth’s contact with a product owner is made from his personal contacts if Mr. Roth introduces the Company to the owner of a product which the Company did not previously have rights to.

Contract to be Settled with the Company’s Own Equity, page 36

16.	We note the final paragraph on page 36. Please revise the prospectus to add appropriate risk factor disclosure.

Response:

Appropriate risk factor language has been added in accordance with the Staff’s comment.

Subsequent Events, page 37

17.	We note your response to prior comment 15. Please tell us whether any of the shares issued are being registered pursuant to this registration statement

Response:

The registration statement has been revised to disclose that none of the shares issued are being registered pursuant to this registration statement.

18.	Refer to the fifth paragraph of this section. Please clarify your reference to the 2007 note. We note that a 2007 note is not otherwise discussed in this section.

Response:

The registration statement has been revised to clarify that what had been referred to in amendment No. 4 as “the Note originated in 2007” is “Note 1” referred to and described in the prospectus as the September 28, 2007 note in the original principal amount of $267,500 issued to Lanktree Consulting Corporation. Please see “Promissory Notes Payable”.

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Security Ownership of Certain Beneficial Owners…, page 46

19.	Given the number of shares underlying Granite Financial's convertible debenture, please tell us why it is not included in the table on page 46

Response:

Granite Financial does not own any shares outright but only owns convertible debentures and warrants. The debentures and warrants owned by Granite do not allow Granite to convert or exercise such debentures and warrants to the extent such conversion or exercise would cause Granite to beneficially own more than 4.99% of the Company’s issued and outstanding common stock. Please see prior footnote 33 to the selling stockholder table in amendment No. 4.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and generally includes voting and investment powers. Under Rule 13d-3(d), a beneficial owner of a security includes a person who “has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a) within 60 days, including but not limited to any right to acquire: (a) Through the exercise of any option, warrant or right; (b) Through the conversion of a security, …”

Pursuant to Section 4(c) of the debentures issued to Granite (please see exhibit 10.72), the debentures may not be converted to the extent such conversion would result in the holder and its affiliates owning more than 4.99% of the Company’s outstanding common stock. The holder can increase or decrease the beneficial ownership cap to an amount greater or lesser than 4.99% (provided that the beneficial ownership limitation cannot be increased to an amount greater than 9.99%) only upon 61 days written notice to the Company, and such notice will not be effective until the 61st day after such notice is delivered to the Company. Section 11 of the warrants (please see exhibit 10.71) contains a similar beneficial ownership limitation.

It is well established case law that such restrictions, if binding, are legally effective to limit beneficial ownership under Rule 13d-3.  See, e.g.,Levy v. Southbrook International Investments, Ltd., 263 F.3d 10, 12 (2nd Cir. 2001) (“We conclude that where a binding conversion cap denies the investor the right to acquire more than 10% of the underlying equity securities of an issuer, at any one time, the investor is not, by virtue of his or her ownership of convertible securities, the beneficial owner of more than 10% of those equity securities within the meaning of Rule 13d(3)(a) and 13d-3(1)(i).”). See also Global Intellicom, Inc. v. Thomson Kernaghan Co., 1999 WL 544708 at *16 (S.D.N.Y. July 27, 1999) (“JNC has undertaken not to convert in excess of the 4.99%. It may only do so on 75 days notice, greater than the 60 day requirement for ‘presently convertible’ in Rule 13d-3(1)(i). As such, it is not presently a beneficial owner in excess of 5% of Global common stock.”)

The court in Levy based its conclusion upon an amicus brief submitted by the Securities and Exchange Commission. Id. at 16. As the court explained, “According to the SEC, a holder of convertible securities that is subject to a binding conversion cap is not a more than 10% beneficial owner of the underlying equity securities.” Id.at  15.

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The SEC concluded in its amicus brief submitted to the court in Levy that, “Where a binding conversion cap denies an investor the right to acquire more than 10% of the underlying equity securities of an issuer, the investor is not, by virtue of his or her ownership of convertible securities, the beneficial owner of more than 10% of those equity securities.” 2001 WL 34120374 at *14.

The SEC did not take a position in Levy as to whether the conversion cap was binding and hence legally effective to limit the holder’s beneficial ownership under Rule 13d-3. See Id. at *24. The court in Levy concluded that the cap was binding and hence legally effective. See Levy at 12.

The SEC stated in its amicus brief that

such provisions must be examined on a case-by-case basis to determine whether they are binding and valid. Factors that may indicate that a conversion cap is illusory include whether the cap:

* is easily waivable by the parties (particularly the holder of the convertible securities);
* lacks an enforcement mechanism;
* has not been adhered to in practice; or
* can be avoided by transferring the securities to an affiliate of the holder.

Factors that indicate that a cap is binding include whether it:

* is provided in the certificate of designation or the issuer’s governing instruments;
* reflects limitations established by another regulatory scheme applicable to the issuer; or
* is the product of bona fide negotiations between the parties.

2001 WL 34120374 at *24-25 (emphasis in original). Applying these factors to the debentures and warrants issued by the Company to Granite shows that the caps are not illusory but rather are binding.

Under Section 4(c) of the debentures and 11 of the warrants issued by the Company to Granite, the conversion and exercise caps are not waivable by the parties, except upon 61 days written notice by the holder (and, with respect to the debentures, can only be increased up to 9.99%). The caps have been adhered to. The caps cannot be avoided by transferring the securities to an affiliate of the holder, as under Section 4(c) of the debentures, and section 11 of the warrants, the cap applies to the aggregate of the shares beneficially owned by the holder and its affiliates.

Furthermore, Section 4(c) of the debentures contains provisions “to ensure compliance with this restriction” such as a mechanism for the determination by the holder of the number of shares of common stock outstanding for purposes of the cap. The presence of “a means of ensuring compliance with the cap”, Levy at 18, indicates that the cap is binding. See Id. at 18.

Further, the caps are the product of bona fide negotiations between the parties.

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Because the caps are included in debentures and warrants rather than in shares of preferred stock, there is no certificate of designation applicable to the caps, and the caps did not affect the Company’s governing instruments. The issuance by the Company of debentures and warrants rather than preferred stock reflects the form of the financing negotiated between the parties; it does not affect the binding effect of the caps. For example, the court in Global Intellicom found that a conversion cap contained in a convertible debenture was binding and hence legally effective to limit beneficial ownership. SeeGlobal Intellicom at *16.

Because the caps in the warrants and debentures issued by the Company to Granite are binding, the beneficial ownership of the holder is limited to under 5% and the holder need not be included in the beneficial ownership table.

Financial Statements

20.           Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response:

The financial statements will be updated when required by Rule 8-08 of Regulation S-X. An update is not required with Amendment No. 5.

Item 16. Exhibits, page 54

21.           We note the references to exhibits in exhibit 10.105. Please file a complete copy of this exhibit.

Response:

A complete copy of exhibit 10.105 has been filed with amendment No. 5.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

22.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response:

The S-1 amendment No. 5 includes a currently dated and signed consent from the Company’s independent auditors and any subsequent amendments will include a currently dated and signed consent from the Company’s independent auditors.

Very Truly Yours,

/s/ Jeff Cahlon

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